UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number: 1-3358


                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K      [X]Form 20-F      [ ]Form 11-K      [ ]Form 10-Q
             [ ]Form N-SAR     [ ]Form N-CSR

For Period Ended:  December 31, 2003
                   -----------------


[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: VINA CONCHA Y TORO S.A.
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Former name if applicable:

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Address of principal executive office (Street and number):
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15

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City, state and zip code:  Santiago, Chile

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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |   (a) The reasons described in reasonable detail in Part III of this
         |   form could not be eliminated without unreasonable effort or
         |   expense;
         |
         |   (b) The subject annual report, semi-annual report, transition
         |   report on Form 10-K, 20-F, 11-K Form N-SAR or Form N-CSR, or
   [X]   |   portion thereof will be filed on or before the 15th calendar day
         |   following the prescribed due date; or the subject quarterly report
         |   or transition report on Form 10-Q, or portion thereof, will be
         |   filed on or before the fifth calendar day following the prescribed
         |   due date; and
         |
         |   (c) The accountant's statement or other exhibit required by Rule
         |   12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

         Vina Concha y Toro, S.A. (the "Company") is currently using all of its available resources to implement the additional disclosure requirements applicable to Annual Reports as set forth in the Sarbanes-Oxley Act of 2002 ("SOX"). In particular, the Company's resources and outside auditors are working to comply with the detailed disclosure requirements regarding "Management's Discussion and Analysis," as outlined in Form 20-F's Item 5, entitled "Operating and Financial Review and Prospects." Given the amount of the Company's resources and management attention that were required to implement the additional requirements set forth in SOX, it was not feasible for management of the Company to complete its preparation of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 within the prescribed time limit without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

            Osvaldo Solar           011  562             476-5200
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               (Name)              (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                [X] Yes  [ ] No

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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             VINA CONCHA Y TORO S.A.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 29, 2004                     By /s/ OSVALDO SOLAR
                                              ----------------------------------
                                           Title: Chief Financial Officer